IN THE UNITED STATES BANKRUPTCY COURT

FOR THE WESTERN DISTRICT OF MISSOURI

AT KANSAS CITY
In Re: VANGUARD AIRLINES, INC., I.D. No. 48-1149290 Debtor,	))))))	In Proceedings Under Chapter 11 Case No.: 02-50802-jwv

FINDINGS OF FACT, CONCLUSIONS OF LAW,

AND ORDER CONFIRMING DEBTOR'S FIRST AMENDED

LIQUIDATING PLAN OF REORGANIZATION

This matter comes before the Court on consideration of the confirmation of the Debtor's First Amended Liquidating Plan of Reorganization (the "Plan"). After appropriate notice and opportunity for hearing, including but not limited to Sections 105, 1121, 1122, 1123, 1124, 1125, 1126, 1127, 1128, and 1129 of the United States Bankruptcy Code (the "Code"), and Rules 3016, 3017, 3018, 3019, and 3020 of the Federal Rules of Bankruptcy Procedure (the "Rules"), and after considering the evidence and agreements presented by the parties, the Court hereby makes the following findings of fact and conclusions of law, and enters the following orders:

FINDINGS OF FACT AND CONCLUSIONS OF LAW

A. Jurisdiction; Venue; Core Proceeding. This Court has jurisdiction over the Debtor's Chapter 11 case (the "Case") pursuant to 28 U.S.C. Sections 157 and 1334. Venue is proper pursuant to 28 U.S.C. Sections 1408 and 1409. Confirmation of the Plan is a core proceeding under 28 U.S.C. Section 157(b)(2), and this Court has exclusive jurisdiction to determine whether the Plan complies with the applicable provisions of the Code and should he confirmed.

B. Judicial Notice. This Court takes judicial notice of the docket of the Case maintained by the Clerk of the Court and/or its duly-appointed agent, including, without limitation, all pleadings and other documents filed, all orders entered, and all evidence and arguments made, proffered or adduced at, the hearings held before the Court during the pendency of the Case.

C. Transmittal and Mailing of Materials; Notice. All due, adequate and sufficient notice of the First Amended Disclosure Statement of Vanguard Airlines, Inc. in Support of Debtor's First Amended Liquidating Plan of Reorganization (the "Disclosure Statement") and Plan and of the hearing to consider confirmation of the Plan (the "Confirmation Hearing"), along with all deadlines for voting on or filing objections to the Plan, has been given to all known holders of Claims and Interests. The Disclosure Statement, the Plan, ballots, and notice of the Confirmation Hearing were transmitted and served in compliance with the Rules, and such transmittal and service provided adequate and sufficient notice of the Confirmation Hearing.

D. Solicitation. Votes for acceptance or rejection of the Plan were solicited in good faith and in compliance with Code Sections 1125 and 1126, Rules 3017 and 3018, the Disclosure Statement, all other applicable provisions of the Code, and all other rules, laws, and regulations.

E. Distribution. All procedures used to distribute to the holders of Claims and Interests and to tabulate the ballots were fair and conducted in accordance with the Code, the Rules, the local rules of the Court, and all other rules, laws, and regulations.

F. Burden of Proof. The Debtor, as proponent of the Plan, has met its burden of proving, by a preponderance of the evidence, the elements of Code Section 1129(a).

G. Compliance with Code Section 1129(a)(1). The Plan complies with the applicable provisions of the Code, thereby satisfying Code Section 1129(a)(1).

H. Compliance with Code Section 1129(a)(2). The Debtor has complied with the applicable provisions of the Code, thereby satisfying Code Section 1129(a)(2).

I. Compliance with Code Section 1129(a)(3). The Debtor has proposed the Plan in good faith and not by any means forbidden by law, thereby satisfying Code Section 1129(a)(3). The Debtor has acted in good faith in conjunction with the Plan and in the conduct of the Chapter 11 Case. In determining that the Plan has been proposed in good faith, the Court has examined the totality of the circumstances surrounding the filing of the Case and the formulation of the Plan. The Case was filed, and the Plan was proposed, with the legitimate and honest purpose of maximizing the recovery to Claimants under the circumstances of this Case.

J. Compliance with Code Section 1129(a)(4). Any payment made or to be made by the Debtor for services or for costs and expenses in connection with the Case, including all administrative expenses and substantial contribution claims under Code Sections 503 and 507, or in connection with the Plan and incident to the Case, has been approved by, or is subject to the approval of, the Court as reasonable, thereby satisfying Code Section 1129(a)(4).

K. Compliance with Code Section 1129(a)(5). The Debtor has complied with Code Section 1129(a)(5) in that the Debtor has disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the Plan, as a director, officer, or voting trustee of the Debtor, and the appointment to, or continuance in, such office of such individual is consistent with the interests of creditors and equity security holders and with public policy. The Debtor has disclosed the identity of any insider that will be employed or retained by the Debtor, and the nature of any compensation for such insider.

L. Compliance with Code Section 1129(a)(6). The Debtor has satisfied Code Section 1129(a)(6) because the Plan does not provide for any change in rates over which a governmental regulatory commission has jurisdiction.

M. Compliance with Code Section 1129(a)(7). The Plan satisfies Code Section 1129(a)(7). The liquidation analysis included in the Disclosure Statement, as well as the evidence presented at the hearing to consider confirmation of the Plan, establishes that each holder of a Claim in an impaired Class that has not accepted the Plan will receive or retain under the Plan, on account of such Claim, property of a value, as of the Effective Date of the Plan, that is not less than the amount that is would receive if the Debtor was liquidated under Chapter 7 of the Bankruptcy Code on such date.

N. Compliance with Code Section 1129(a)(8). As evidenced by the Report of Balloting on Debtor's First Amended Liquidating Plan (the "Balloting Report") that certified the results of the voting, each impaired Class entitled to vote (Classes 4, 5, 6 and 8 under the Plan) has accepted the Plan pursuant to the requirements of Code Sections 1124 and 1126.

O. Compliance with Code Section 1129(a)(9). Code Section 1129(a)(9) is satisfied in that claims of the kind specified in Code Sections 507(a)(1) through 507(a)(8) will receive on account of such Claims payments the treatment specified under Code Section 1129(a)(9).

P. Compliance with Code Section 1129(a)(10). All impaired Classes of Claims (Classes 4, 5, 6 and 8) that are entitled to vote have voted to accept the Plan, determined without including any acceptance of the Plan by an insider, thus satisfying Code Section 1129(a)(10).

Q. Compliance with Code Section 1129(a)(11). Code Section 1129(a)(11) is inapplicable to the Plan because liquidation of the Debtor is proposed under the Plan. Moreover, confirmation of the Plan is not likely to be followed by a Chapter 7 liquidation.

R. Compliance with Code Section 1129(a)(12). All fees payable under 28 U.S.C. Section 1930 have been paid or will be paid on the Effective Date thereby satisfying Code Section 1129(a)(12).

S. Compliance with Code Section 1129(a)(13). The Debtor is not obligated to, and does not, pay any "retiree benefits" as defined in Code Section 1114(a). Thus, Code Section 1129(a)(13) is not applicable to confirmation of the Plan.

T. Compliance with Code Section 1129(d). The principal purpose of the Plan is not the avoidance of taxes or the avoidance of the application of Section 5 of the Securities Act of 1933 (15 U.S.C. Section 773).

U. Modifications to Plan. The Debtor has agreed and consented to certain changes to the Plan, and such changes are set forth elsewhere herein. The Plan, as modified, meets the requirements of Code Sections 1122 and 1123, and thus satisfies Code Section 1127(a). The changes to the Plan do not materially and adversely affect or change the treatment of any holder of any Claim or Interest who has not accepted in writing the modifications. The modifications do not require additional disclosure under Code Section 1125 or resolicitation of acceptances or rejections under Code Section 1126, nor do they require that holders of Claims or Interests be afforded an opportunity to change previously cast acceptances or rejections of the Plan. Accordingly, the Debtor has satisfied the requirements of Code Sections 1125, 1127(c), and Rule 3019, and the Plan, as modified, shall be and hereby is deemed accepted by all creditors and equity security holders who have previously accepted the Plan.

V. Good Faith Solicitation (Code Section 1125(e)). The Debtor and its agents, business consultants, representatives, attorneys, and advisors have solicited votes on the Plan in good faith and in compliance with the applicable provisions of the Code and are entitled to the protections afforded by Code Section 1125(e).

W. Releases and Discharges. The exculpation and release provisions as set forth in the Plan at Section 11.2 (as modified pursuant to this Confirmation Order):

(i) fall within the jurisdiction of this Court under 28 U.S.C. Sections 1334(a), (b), and (d);

(ii) represent an essential means of implementing the Plan pursuant to Code Section 1123(a)(5);

(iii) confer material benefit on, and are in the best interest of, the Debtor, its estate and its creditors; and

(iv) are consistent with Code Sections 105, 1123, 1129 and other applicable provisions of the Code.

X. Satisfaction of Confirmation Requirements. The Plan satisfies the requirements for confirmation set forth in Code Section 1129(a). The Court finds that the Plan has been dated and the entity submitting the Plan has been identified as required under Rule 3016(a).

Y. Retention of Jurisdiction. The Court properly may retain jurisdiction over the matters set forth in Article IX of the Plan.

ORDERS

1. Confirmation. The Plan shall be and hereby is CONFIRMED. The terms of the Plan are incorporated by reference into and are an integral part of this Confirmation Order.

2. Objections. All objections to confirmation of the Plan that have not been withdrawn, waived, or settled, and all reservations of rights included therein, are overruled on the merits.

3. Modifications. The modifications to the Plan do not adversely change the treatment of the Claim or Interest of any equity security holder or creditor. Accordingly, the Plan shall be deemed accepted by all creditors and equity interest holders who previously accepted the Plan.

4. Termination of Interests. All Interests shall be terminated effective upon the Effective Date.

5. Plan Classification Controlling. The classification of Claims for purposes of the distributions to be made under the Plan shall be governed solely by the terms of the Plan. The classifications set forth on the ballots tendered to and/or returned by the Claimants in connection with voting on the Plan (a) were set forth on the ballots solely for purposes of voting to accept or reject the Plan, (b) do not necessarily represent, and in no event shall be deemed to modify or otherwise affect, the actual classification of such Claims under the Plan for distribution purposes, and (c) may not be relied upon by any creditor as representing the actual classification of such Claims under the Plan for distribution purposes.

6. Binding Effect. Pursuant to Code Section 1141, the Plan and this Confirmation Order shall be binding, without limitation, upon: (a) the Debtor, (b) all Interest Holders, (c) all Claimants, whether or not impaired under the Plan and whether or not, if impaired, such holders accepted the Plan, (d) each person acquiring property under the Plan, (e) any other party in interest, (f) any Person making an appearance in the Case, and (g) each of the foregoing's respective heirs, successors, assigns, trustees, executors, administrators, affiliates, officers, directors, agents, representatives, attorneys, beneficiaries, or guardians.

7. Exculpation. The indemnification provisions of Section 11.2 of the Plan are deleted, and Section 11.2 of the Plan is amended to state as follows below:

11.2 Exculpations and Releases

. Subject to limitations required by applicable ethical rules and standards of conduct, none of the Exculpation Parties shall have any liability to any Holder of a Claim or Interest, or any other party in interest, for any act or omission in connection with, relating to or arising out of the Chapter 11 Case including the negotiation and pursuit of Confirmation of the Plan, the commencement of the Chapter 11 Case, the operation of the Debtor during the pendency of the Chapter 11 Case, the administration of the Chapter 11 Case, the pursuit of sale of any of the Debtor's Assets, the consummation of the sales of the Debtor's Assets, the liquidation of the Debtor's Assets, excluding any obligation arising on or after the Effective Date (the "Chapter 11 Activities") except for their acts or omissions constituting willful misconduct or gross negligence, as finally determined by a court of competent jurisdiction, all such Exculpation Parties being in all respects entitled to rely upon the advice of counsel with respect to their duties and responsibilities in connection with the Chapter 11 Activities. Subject to limitations required by applicable ethical rules and standards of conduct, no Holder of a Claim or Interest, or any other party in interest, including any of their respective members, partners, agents, officers, directors, employees, representatives, financial advisors, attorneys, affiliates, successors and assigns shall have any Cause of Action against the Exculpation Parties arising out of any of their Chapter 11 Activities, except for acts or omissions constituting willful misconduct or gross negligence as finally determined by a court of competent jurisdiction. As of the Effective Date, the Debtor shall be deemed (automatically and without further action) to have released its current Officers, Directors, employees, in each case who held any such position on or after the date on which this Plan was filed with the Court, from any Cause of Action the Debtor may have against such Persons arising out of Chapter 11 Activities of any of them, except for any Cause of Action arising out of acts or omissions by such Persons constituting willful misconduct or gross negligence. The rights granted under this Section are cumulative with (and not restrictive of) all rights, remedies, and benefits that the Exculpation Parties have or obtain pursuant to any provision of the Code. The exculpation and release provisions in this Plan shall not apply to any Cause of Action arising against any of the Exculpation Parties prior to the Filing Date. Professional Persons retained by the Committee shall be included within the definition of "Exculpation Parties."

8. Automatic Stay. The stay in effect in the Case pursuant to Code Section 362(a) shall continue to be in effect until the Effective Date, and at that time shall be dissolved and of no further force or effect, subject to the injunction set forth in this Order and/or Code Sections 524 and 1141.

9. Rejected Contracts and Leases. Except as otherwise provided in the Plan, all of the executory contracts and unexpired leases to which the Debtor is a party are hereby deemed rejected. The rights and remedies of parties to rejected contracts or leases are governed by Article XII of the Plan.

10. General Authorizations. The Debtor is authorized and empowered (a) to execute, deliver, modify (to the extent such modification does not materially and adversely affect the rights of another Person unless the Debtor obtains the written consent of such Person) and/or file all documents and agreements necessary to consummate and implement the Plan, (b) to perform any and all corporate acts and/or actions in implementing the Plan, and (c) to take all other actions as may be necessary or appropriate to effectuate, implement or consummate the Plan in accordance with its terms.

11. Payment of Fees. All fees payable by the Debtor under 28 U.S.C. Section 1930 shall be paid on or before the Effective Date. In addition, the Debtor shall be liable for and shall pay the fees accruing after the Effective Date and due the United States Trustee pursuant to 28 U.S.C. Section 1930(a)(6) until the entry of a final decree in this case or until this case is converted or dismissed. All such fees are to be paid from Non-Reserved Cash. The Debtor shall be obligated to timely pay all fees due the United States Trustee under 28 U.S.C. Section 1930 notwithstanding any other provision of this Confirmation Order.

12. Changes to Article XVI. of Plan. Article XVI. of the Plan is deleted and replaced with the following:

16.1 Termination of Committee and Appointment of Estate Representative. Upon entry of this order, the Committee is dissolved and Janice E. Stanton is appointed as a representative of the estate (such representative and any Professional retained by such representative shall be hereinafter referenced collectively as the "Estate Representative") pursuant to the provisions of Code Section 1123(b)(3)(B). The Estate Representative shall have the following responsibilities and powers and shall be subject to the following limitations:

(a) Estate Representative to be Party in Interest under Code Section 1109. The Estate Representative shall have standing as a party in interest under Code Section 1109 to appear and be heard on any issue in the case. The Estate Representative's standing includes, without limitation, the right to object to any settlement proposed by the Debtor. The Estate Representative shall have no less than 30 days from the filing of a Rule 9019 motion within which to object to the motion unless otherwise agreed between the Debtor and the Estate Representative.

(b) Estate Representative's Right to Bring Causes of Action. The Estate Representative shall have the right to bring a Cause of Action against an officer, director or other insider of the Debtor (an "Insider Action") without further order of the Court or opportunity for notice and hearing. The Estate Representative shall also have, without the necessity of any further order of the Court or opportunity for notice and hearing, the right to bring a Cause of Action against a non-insider where such Cause of Action is based on the same or similar set of operative facts as a Cause of Action filed by the Estate Representative against an officer, director or other insider of the Debtor (an "Insider-Related Action"). The Estate Representative shall be entitled to bring a Cause of Action other than an Insider Action or an Insider-Related Action (a "Non-Insider Action") only where the following conditions are met: (a) a colorable claim exists that would benefit the Estate; (b) the Estate Representative demands in writing that the Debtor file such Cause of Action; (c) the Debtor unjustifiably refuses to file such Cause of Action within 30 days after such written notice; and (d) after notice and opportunity for hearing, the Court enters an Order permitting the Estate Representative to pursue such Cause of Action on behalf of the Estate. Any Cause of Action against the United States or any of its agencies shall be deemed a Non-Insider Action.

(c) Compensation to the Estate Representative; Permitted Hourly Charges; Contingency Charges. The Estate Representative shall be compensated on an hourly basis, not to exceed $100,000 in the aggregate for Permitted Hourly Charges, for any fees and expenses incurred in connection with the discharge of the Estate Representative's duties other than fees and expenses incurred for services rendered after, and in connection with, the filing of a Cause of Action on behalf of the Estate (the "Permitted Hourly Charges"). The Estate Representative shall have the sole right to seek an increase in the $100,000 limit for the Permitted Hourly Charges, and the Court may for good cause shown permit an increase to the $100,000 limit after notice and opportunity for hearing. The Estate Representative's fees and costs for Permitted Hourly Charges shall be paid in accordance with the procedure set forth at Section 9.7 of the Plan. With respect to any Cause of Action, the Permitted Hourly Charges may also include: (i) the costs of investigation incurred before, but not after, the filing of that Cause of Action, and (ii) expert charges for services or costs actually rendered or incurred before, but not after, the filing of that Cause of Action. With respect to the pursuit of any Cause of Action, the Estate Representative shall be compensated solely on a contingency fee basis for all fees and expenses incurred after the filing of that Cause of Action (the "Contingency Charges"). Charges for the preparation of a complaint on any Cause of Action shall be treated as Permitted Hourly Charges. Consequently, the Estate Representative shall not be compensated for any fees and expenses incurred after the filing of that Cause of Action from any assets or funds of the Estate other than the proceeds, if any, obtained on account of that Cause of Action (and only to the extent provided in the applicable Court-approved contingency fee arrangement). Any contingency fee agreements for the benefit of the Estate Representative shall require the Court's approval after notice and opportunity for hearing. The allowance and payment of fees and expenses to the Estate Representative shall in all instances be subject to Code Section 330.

(d) Estate Representative Substituted for Committee Regarding Pending Appeals. The Estate Representative shall be, and hereby is, substituted for the Committee as party in interest with respect to the appeals filed by the Committee in Adversary No. 03-04093-JWV ("the "Appeal"). The Estate Representative's fees and expenses in connection with the Estate Representative's analysis and investigation of the merits of the Appeal, as well as pursuit of the Appeal, shall be recoverable as Permitted Hourly Charges. If the Estate Representative pursues the Appeal, prevails, and chooses to pursue a Cause of Action that was the subject of the Appeal, the Estate Representative's fees and expenses incurred from and after the entry of a Final Order determining the Appeal in the Estate Representative's favor with respect to that Cause of Action shall be recoverable only as Contingency Charges governed by Section 16.1.(c) of the Plan. Notwithstanding anything to the contrary herein, if the Estate Representative prevails on the Appeal, the Estate Representative shall be entitled to pursue any Causes of Action which was the subject of the Appeal without further order of the Court or opportunity for notice and hearing.

(e) Successor Provision. If the Estate Representative becomes unable or unwilling to perform its duties, the Court, after notice and opportunity for hearing, shall appoint a successor Estate Representative.

(f) Transition Fees. Notwithstanding termination of the Committee, the Professionals retained by the Committee shall be entitled to compensation for fees and expenses incurred in connection with the transition of duties from the Committee to the Estate Representative (such fees and expenses are referred to collectively herein as the "Transition Fees"), not to exceed $10,000. The Transition Fees shall not apply against the limitation of compensation of Permitted Hourly Charges established in subsection 16.1.(c). The allowance and payment of any Transition Fees shall be subject to Code Section 330. Further, payment of any Transition Fees shall occur only upon Order of the Court or after the filing of a notice by the Estate Representative advising that (i) the Estate Representative believes payment of such Transition Fees is appropriate and (ii) in the Estate Representative's opinion, the Estate Representative has received proper cooperation from the Professionals for the Committee. The Estate Representative shall have the sole right to seek an increase in the $10,000 limit for the Transition Fees, and the Court may for good cause shown permit an increase to the $10,000 limit after notice and opportunity for hearing. Except as set forth in this subsection 16.1.(f), the Committee and its Professionals shall not be entitled to any compensation for any fees or expenses relating to services provided on or after the Effective Date; provided, however, that the Committee's Professionals shall be entitled to apply for payment of fees and expenses (from funds of the Estate other than the Transition Fees) for the preparation and presentation of a final fee application.

16.2 Initial Distribution to the Holders Class 4 Priority Wage Claims. The Debtor shall distribute on a Pro Rata basis no less than $500,000 to the Holders of Class 4 Priority Wage Claims by the later of the Effective Date or January 12, 2004. Such distributions shall be subject to withholdings in accordance with Section 9.8. of the Plan. The Debtor shall calculate such initial distribution to the Holders of Class 4 Priority Wage Claims based on the amounts of such Claims determined by the Debtor in its sole discretion as non-disputed. Further, with respect only to the initial $500,000 distribution under this subsection, the Debtor shall not set aside any portion of the $500,000 in the Disputed Claims Reserve as would otherwise be required under Sections 2.24., 2.25., and 6.2. of the Plan. The initial $500,000 distribution shall occur in accordance with the provisions of the Plan including the provisions of Article IX ("Provisions Concerning Distributions") and Article X ("Provisions for the Treatment of Disputed Claims under the Plan").

16.3 Reserve for Payment of Certain Secured Claims; Granting of Liens.

(a) Creation of Lender Reserve. The Bridge Lenders and Letter of Credit Lenders (the Bridge Lenders and the Letter of Credit Lenders are collectively referred to herein as the "Lenders") assert Liens against nearly all Assets of the Estate. The Lenders hold Disputed Claims under Section 2.26. of the Plan pending final disposition of the Appeal and allowance of their Claims, and accordingly the Debtor must deposit an appropriate amount into the Disputed Claims Reserve provided for under Section 2.24. of the Plan. The amount reserved under Section 2.24. of the Plan for the benefit of the Lenders shall be referred to herein as the "Lender Reserve." The Bridge Lenders' Lien on the funds in the Lender Reserve shall be senior to the Letter of Credit Lenders' Lien thereon, and no such funds may be used to pay the Secured Claims of the Letter of Credit Lenders unless and until the allowability of the Bridge Lenders' Secured Claims has been determined by Final Order, and the full amount of the Bridge Lenders' Allowed Secured Claims has been paid. The amounts currently held by the Debtor in other segregated accounts for the benefit of the Lenders (including the Assets Sales Proceeds account) shall be consolidated into the Lender Reserve, and Cash proceeds received by the Debtor after December 10, 2003 shall be deposited into the Lender Reserve rather into any such other accounts as were previously established for the benefit of the Lenders. In order to facilitate the distribution required under Section 16.2., the Lenders have agreed that the initial amount of the Lender Reserve shall be $2,400,000. Cash held by the Debtor in excess of $2,400,000 as of December 10, 2003 shall not be subject to the Lender Reserve (the "Non-Reserved Cash"), and shall instead be available for payment of Priority Claims under the terms of the Plan and on-going administrative expenses of the Debtor. With the exception of up to $10,000 of the Transition Fees, fees and expenses of Professional Persons employed by the Debtor and the Committee shall be paid on a Pro Rata basis until all allowed amounts of such fees and expenses are paid in full. Non-Reserved Cash shall not include any Cash which first comes within the possession or control of the Debtor after December 10, 2003, which post-December 10, 2003 Cash shall be subject to the provisions of subsection 16.3.(d) hereof.

(b) Replacement Lien. Subject to the Debtor's obligation to replenish the Lender Reserve pursuant to subsection 16.3.(d) hereof, the Lenders shall have a replacement Lien on all Assets of the Estate to secure their Secured Claims including the proceeds of avoidance actions under Code Section 547, pending the entry of one or more Final Orders determining the allowability of their respective Secured Claims and payment in full of their Allowed Secured Claims. Notwithstanding the foregoing, the Non-Reserved Cash shall not be subject to the Lender's Liens. In addition, the Letter of Credit Lenders' Lien on the funds in the Lender Reserve shall be subordinate to the Liens of the Bridge Lenders thereon, and the Bridge Lenders' Lien shall be subordinate to the Lien of the Letter of Credit Lenders on the funds currently held by, or amounts owed to the Debtor by, U.S. Bank, National Association in connection with the merchant agreement between the Debtor and U.S. Bank, National Association in connection with the merchant agreement between the Debtor and U.S. Bank, National Association (collectively, the "U.S. Bank Funds"), it being understood and agreed that the U.S. Bank Funds would be used first to fund any Court-approved settlement between the Letter of Credit Lenders and the Debtor regarding the parties' relative rights to the U.S. Bank Funds, and any remaining U.S. Bank Funds would remain subject to the alleged Lien of the Bridge Lenders.

(c) Provisions Regarding Release of Liens. All Liens of each of the Lenders, including the additional Liens described in this Section 16.3., shall be released without further action upon entry of a Final Order determining the allowability of such Lender's Secured Claims and the payment in full in cash of such Lender's Allowed Secured Claims (it being agreed and understood that the order of the Court approving the Debtor's respective settlements with the Bridge Lenders and the Letter of Credit Lenders would constitute a Final Order providing for the allowance of the applicable Lenders' Secured Claims in the amounts set forth in the applicable settlement upon the entry of a Final Order dismissing or denying with prejudice the pending Appeal with respect to such settlement).

(d) Maintenance of Lender Reserve; Provisions for Reduction of Lender Reserve. In addition to the $2,400,000 of the Debtor's Cash that forms the initial amount of the Lender Reserve, the Debtor shall place all additional Cash received by the Debtor after December 10, 2003 into the Lender Reserve until the Lender Reserve reaches $3,000,000. The Debtor shall maintain the Lender Reserve at $3,000,000 until the Lender's Liens are released in accordance with Section 16.3.(c). After the $3,000,000 Lender Reserve has been fully funded, the Debtor may use Cash in excess of the $3,000,000 Lender Reserve in accordance with the terms of the Plan including the payment of on-going costs of administration and payment of the Claims of Creditors in Classes 1 through 7 under the Plan; provided, however, that such excess Cash shall not be used to fund distributions to Class 8 Creditors unless and until (i) the Liens of all Lenders in such Cash are released pursuant to subsection 16.3.(c) of the Plan or (ii) the Court enters an order, after notice and opportunity for hearing, determining that the Lenders would remain adequately protected notwithstanding any proposed distribution to Class 8 Creditors of Cash in excess of the $3,000,000 Lender Reserve. If the Bridge Lenders' Lien has been released pursuant to subsection 16.3.(c) of the Plan but the Letter of Credit Lenders' Lien has not and the amount of the U.S. Bank Funds is less than $1,100,000, the maximum Lender Reserve shall be reduced to $1,100,000 less any remaining amount of U.S. Bank Funds, and the provisions of Section 16.3. shall continue to apply until such alleged Lien is released pursuant to subsection 16.3.(c).

(e) Set Aside for Payment of Permitted Hourly Charges of the Estate Representative. The Debtor shall set aside, from the Non-Reserved Cash, $100,000 for payment of Permitted Hourly Charges incurred by the Estate Representative, and shall not use such funds for any purpose other than payment of Permitted Hourly Charges except as stated below. The Debtor shall be permitted to utilize such funds, or any remaining amount of such funds, for purposes other than payment of the Permitted Hourly Charges upon either (i) receipt of written certification from the Estate Representative that such funds, or any remaining amount of such funds, is no longer necessary to fund Permitted Hourly Charges or (ii) upon order of the Court, entered after notice and opportunity for hearing, determining that such funds, or any portion of the remaining amount of such funds, is no longer necessary to fund Permitted Hourly Charges.

(f) Set Aside for Payment of Transition Fees to Professionals for the Committee. The Debtor shall set aside, from the Non-Reserved Cash, $10,000 for payment of any Transition Fees incurred by counsel for the Committee, and shall not use such funds for any purpose other than payment of Transition Fees. The Debtor shall be permitted to utilize such funds, or any remaining amount of such funds, for purposes other than payment of Transition Fees upon either (i) receipt of written certification from the Estate Representative that such funds, or any remaining amount of such funds, is no longer necessary to fund Transition Fees or (ii) upon order of the Court, entered after notice and opportunity for hearing, determining that such funds, or any portion of the remaining amount of such funds, is no longer necessary to fund Transition Fees.

13. Plan Amendments In Resolution of Objection of the United States. Section 11.3. of the Plan is deleted and replaced by the following:

11.3 Injunction. On and after the Confirmation Date, all Persons, with the exception of the Estate Representative, are permanently enjoined from commencing or continuing in any manner any Cause of Action against the Debtor or its property (whether directly, indirectly, derivatively or otherwise) on account of or respecting any Claim. Notwithstanding the foregoing, nothing in the Plan or on Confirmation Order shall enjoin or otherwise impair the United States' rights of setoff and/or recoupment. Further, neither the Plan nor this Confirmation Order limit or affect the rights of the Bridge Lenders or the Letter of Credit Lenders to pursue their counterclaims in Adversary No. 03-04093-JWV if a Final Order is entered denying approval of the Settlements between the Lenders and the Debtor.

The following language is added at the end of Section 14.1 of the Plan:

Notwithstanding the foregoing, the United States reserves the right to assert that the Bankruptcy Court lacks jurisdiction over any Cause of Action brought against the United States by any Entity including the Debtor or the Estate Representative.

Section 17.4 of the Plan is deleted and replaced by the following:

17.4 Stay of Causes of Action. On and after the Confirmation Date, all Persons, with the exception of the Estate Representative, are permanently enjoined from commencing or continuing in any manner any Cause of Action against the Debtor, the Estate or their property (whether directly, indirectly, derivatively or otherwise) on account of or respecting any Claim. Notwithstanding the foregoing, nothing the Plan or the Confirmation Order shall enjoin or otherwise impair the United States' rights of setoff and/or recoupment. The injunction provisions set forth in paragraphs 11.3 and 17.4 of the Plan are not intended, shall not be construed, and shall not operated to bar the United States from pursuing any police or regulatory action against the Debtor. Neither the Plan nor this Confirmation Order limit or affect the rights of the Bridge Lenders or the Letter of Credit Lenders to pursue their counterclaims in Adversary No. 03-04093-JWV if a Final Order is entered denying approval of the Settlements between the Lenders and the Debtor.

14. Post-Effective Date Fees and Expenses. Section 9.7 of the Plan is deleted and replaced by the following:

9.7 Post-Effective Date Fees and Expenses. The Debtor shall pay Professional Persons for the Debtor, for the Estate Representative and for the Committee (solely on account of the Transition Fees) for post-Effective Date fees and expenses without the need for fee applications or other applications or motions with the Court, and without any Order of the Court, provided that any Professional Person to be so paid shall furnish its billing or expense statements to counsel for the Debtor, the Estate Representative and to the Office of the United States Trustee and further provided that the terms of Article XVI of the Plan are satisfied. Such parties shall have twenty-five (25) days after receipt of any such statement within which to object to any such statement. Any such objection shall be in writing, shall specify the particular items objected to, and shall specify the basis for the objection to such items. If any objection cannot be resolved by mutual agreement, the Professional Person submitting such statement must seek Court approval of the items to which objection has been made.

15. Amendment of Certain Plan References to Counsel for the Committee. Each reference to "counsel for the Committee" in Section 10.1 of the Plan ("Objections to Claims; Prosecution of Dispute Claims) and Section 13.3 of the Plan ("Retention and Enforcement of Claims and Rights; Discretion to Settle") shall be changed to the "Estate Representative."

16. Bar Date Rejection Claims. Any proof of Claim with respect to a Claim arising from the rejection under the Plan of any executory contract or unexpired lease must be filed with the Court no later than 30 days after the Effective Date. Claimants who fail to timely filed such proofs of Claim shall be forever barred from asserting such Claims against the Debtor, the Estate or their property.

17. Administrative Claims Bar Date. Except as expressly provided in Section 5.3. of the Plan: (a) requests for payment of Administrative Expense Claims for the period through and including the Confirmation Date must be Filed with the Court no later than 30 days after the Confirmation Date, and (b) requests for payment of Administrative Expense Claims for the period beginning on the first day after the Confirmation Date through and including the Effective Date must be Filed with the Court no later than 30 days after the Effective Date. The Debtor shall give notice of the Effective Date to such Entities as the Debtor determines may have or assert Administrative Expense Claims against the Estate, including all Professional Persons, Persons from whom the Debtor has purchased goods or services on or after the Filing Date, Persons who have provided services to the Debtor on or after the Filing Date, Persons who are parties to any lease with the Debtor under which the Debtor leased real or personal property on or after the Filing Date. The Debtor shall give such notice within 5 Business Days after the Effective Date. Holders of Administrative Expense Claims that are required to file with the Court a request for the payment of such Administrative Expense Claims pursuant to Section 5.2. or 5.3. of the Plan and that do not file a request by the applicable bar date shall be forever barred from asserting such Administrative Expense Claims against the Debtor, the Estate or their property.

18. Fee Applications by Professional Persons. Professional Persons or other entities requesting compensation or reimbursement pursuant to Code Sections 327, 328, 330, 331, 503, 506 or 1103 for services rendered before the Effective Date shall File with the Court an application for final allowance of compensation and reimbursement of expenses through the Effective Date not later than 30 days after the Effective Date.

19. Failure to Consummate Plan. If the Effective Date of the Plan does not occur, then the Plan, any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Class of Claims), assumption or rejection of executory contracts or leases affected by the Plan, and any document or agreement executed pursuant to the Plan, shall be null and void in all respects. In such event, nothing contained in the Plan or this Confirmation Order, and no acts taken in preparation for consummation of the Plan, shall (a) constitute a waiver or release of any Claims by or against the Debtor or any other Person, (b) prejudice in any manner the rights of the Debtor of any other Person, (c) constitute an admission of any sort by the Debtor or any other Person, or (d) be construed as a finding of fact or conclusion of law with respect thereto.

20. Retention of Jurisdiction. Pursuant to Code Sections 105(a) and 1142, and notwithstanding the entry of this Confirmation Order or the occurrence of the Effective Date, this Court shall retain exclusive jurisdiction over all matters arising out of, and related to, the Case and the Plan to the fullest extent permitted by law, including, among other things, jurisdiction over those items and matters set forth in Article XIV of the Plan. The Court finds and concludes that the Court's retention of jurisdiction as set forth in Article XIV of the Plan comports with 28 U.S.C. Section 157.

21. References to Plan Provisions. The failure specifically to include or reference any particular provision of the Plan in this Confirmation Order shall not diminish or impair the effectiveness of such provision, it being the intent of the Court that the Plan be confirmed in its entirety.

22. Confirmation Order Controlling. The provisions of the Plan and of this Confirmation Order shall be construed in a manner consistent with each other so as to effect the purposes of each; provided, however, that if there is determined to be any inconsistency between any Plan provision and any provision of this Confirmation Order that cannot be so reconciled, then, solely to the extent of such inconsistency, the provisions of this Confirmation Order shall govern and any such provisions of this Conformation Order shall be deemed a modification of the Plan and shall control and take precedence.

23. Notice. Not later than fifteen days after the date of this Order, the Debtor shall mail a notice of confirmation in accordance with Rule 2002(f)(7). Not later than five days after such mailing, the Debtor shall file a certificate of service showing that such mailing has been accomplished.

Dated: Kansas City, Missouri, December 19, 2003

/s/ Jerry W. Venters__________________

HONORABLE JERRY W. VENTERS

UNITED STATES BANKRUPTCY JUDGE

Order prepared and submitted by:

POLSINELLI SHALTON & WELTE, P.C.

By:

DANIEL J. FLANIGAN (MO#26229)

DAVID D. FERGUSON (MO#37854)

700 West 47th Street, Suite 1000

Kansas City, Missouri 64112

Telephone: (816) 753-1000

Telecopier: (816) 753-1536

ATTORNEYS FOR VANGUARD AIRLINES, INC.